SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated June 30, 2008
Commission File Number 1-14846
AngloGold Ashanti Limited
(Translation of registrant’s name into English)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X             Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release DEALINGS IN SECURITIES BY A DIRECTOR OF ANGLOGOLD ASHANTI
                                        LIMITED

ANGLOGOLD ASHANTI LIMITED
(Registration number 1944/017354/06)
(Incorporated in the Republic of South Africa)
(“AngloGold Ashanti”)
ISIN: ZAE000043485 JSE Share code: ANG
DEALINGS IN SECURITIES BY DIRECTORS
OF ANGLOGOLD ASHANTI LIMITED
Further to the AngloGold Ashanti rights offer announced on 23 May 2008, directors of
AngloGold Ashanti Limited, who hold shares in the company in their own right and who are eligible to participate in the rights offer have elected to follow their rights as follows:
Details
F B
Arisman
R P Edey
W L
Nkuhlu
S Venkat-
akrishnan
Total shares/ADRs held at record date
4,000
1,000
800
652
Total rights entitlement
984
246
197
0*
Total purchase price paid at R194 per share/ADS
R190,896
R47,724
R38,218
NIL
Application to oversubscribe – No. of shares
-
-
-
-
Type of interest
Beneficial
Beneficial
Beneficial
Beneficial
*   Mr Venkatakrishnan was not eligible to participate in the rights offer as he holds his shares as an individual through a United Kingdom address and the rights entitlement of 161 share rights were therefore automatically sold on the JSE and proceeds, if any, will be paid to him on or about 11 July 2008 following the closing of the rights offer.
30 June 2008
JSE Sponsor: UBS
Queries
South Africa
Tel:
Mobile:
E-mail:
Alan Fine (Media) +27 (0) 11 637 6383 +27 (0) 83 250 0757
afine@AngloGoldAshanti.com
Joanne Jones (Media) +27 (0) 11 637 6813 +27 (0) 82 896 0306
jjones@AngloGoldAshanti.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: June 30, 2008
By:
/s/ L Eatwell
Name: L EATWELL
Title:   Company Secretary